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As filed with the Securities and Exchange Commission on May 29, 2001

Registration No. 333-56568

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MEDICALOGIC/MEDSCAPE, INC.
(Exact name of registrant as specified in its charter)

Oregon	7374	93-0890696
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20500 NW Evergreen Parkway
Hillsboro, Oregon 97214
(503) 531-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mark E. Boulding
General Counsel, Executive Vice President, Government and Regulatory Affairs, and Secretary
MedicaLogic/Medscape, Inc.
20500 NW Evergreen Parkway
Hillsboro, Oregon 97214
(503) 531-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Todd A. Bauman
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, Oregon 97204
(503) 224-3380

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of Registration fee

Common Stock	19,274,705	$17,518,722.8125	$4.381(3)(4)

Series 1 Convertible Preferred Stock	5,933,332	$16,687,496.25	$4,172

Common Stock Purchase Warrants	4,205,881	$12,761,026.875	$3,191

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers such indeterminate number of shares of common stock as may be required to prevent dilution resulting from stock splits, stock dividends or similar events, or changes in the exercise price of the warrants or the conversion price of the Series 1 Preferred Stock.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securties Act of 1933. The calculation of the registration fee for 14,873,285 shares registered previously is based on the average of the high and low price for the common stock on February 28, 2001 as reported on the Nasdaq National Market. The calculation or the registration fee for 4,695,892 shares registered pursuant to this amendment is based on the average of the high and low price for the common stock on May 24, 2001 as reported on the Nasdaq National Market.
(3)
The registration fee relates to 9,135,492 shares of common stock. The registration fee for the remaining 10,139,213 shares of common stock is included in the registration fees for the Series 1 Convertible Preferred Stock and the Common Stock Purchase Warrants pursuant to Rule 457(i) promulgated under the Securities Act of 1933.
(4)
A filing fee of $10,459 was paid previously by MeticaLogic/Medscape, Inc.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY 29, 2001

The information in this prospectus is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

MEDICALOGIC/MEDSCAPE, INC.

19,274,705 Shares of Common Stock
5,933,332 Shares of Series 1 Convertible Preferred Stock
Warrants to Purchase 4,205,881 Shares of Common Stock

    The security holders of MedicaLogic/Medscape, Inc. named in this prospectus may sell shares of our common stock. In addition, certain of the security holders of Medicalogic/Medscape, Inc. named in this prospectus may sell shares of our Series 1 Convertible Preferred Stock and common stock purchase warrants. 10,139,213 shares of common stock subject to this prospectus are issuable upon the conversion or exercise, as applicable, of the Series 1 Convertible Preferred Stock and common stock purchase warrants also subject to this prospectus. We are not selling any of the securities being offered by this prospectus and therefore we will not receive any proceeds from the sale of these securities by the security holders. If all of the common stock purchase warrants are exercised for cash, we will receive $42,058 in proceeds.

    The security holders may sell these securities from time to time at market prices, in negotiated transactions or otherwise. The security holders will pay commissions or discounts to brokers or dealers in amounts to be negotiated immediately prior to the sale.

    Our common stock is traded on the Nasdaq National Market under the symbol "MDLI." On May 25, 2001, the last sale price for our common stock as reported on the Nasdaq National Market was $1.08 per share.

    See "Risk Factors" on page 5 for a discussion of risks related to an investment in the common stock, preferred stock and common stock purchase warrants.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. Neither we, nor any other person on our behalf, is making an offer to sell or soliciting an offer to buy any of the securities described in this prospectus in any state where the offer is not permitted by law. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. There may have been changes in our affairs since the date of the prospectus.

The date of this prospectus is            , 2001.

TABLE OF CONTENTS

SUMMARY	3
RISK FACTORS	5
WHERE YOU CAN FIND MORE INFORMATION	11
SELLING SECURITY HOLDERS	12
PLAN OF DISTRIBUTION	15
DESCRIPTION OF SERIES 1 CONVERTIBLE PREFERRED STOCK	17
DESCRIPTION OF WARRANTS	21
EXPERTS	22
LEGAL MATTERS	22

SUMMARY

    This summary highlights information contained elsewhere in this prospectus and in the materials incorporated by reference. It contains a summary of the most significant aspects of the offering that you should consider before investing in our securities. This summary may not contain all of the information that is important to you. You should read carefully the entire prospectus and the materials incorporated by reference.

Medscape

    Medscape is a leading provider of digital health record systems and information to the healthcare industry. Medscape develops digital health record applications that are designed to improve healthcare through the timely delivery of clinical data and information to healthcare professionals and consumers. Medscape also provides online health information including medical news, articles, and conference coverage through its Internet portals, Medscape.com and CBSHealthWatch.com. Medscape's products and services are designed to enhance and improve the quality, cost, efficiency, safety and outcome of healthcare.

    Medscape engages in and derives substantially all of its revenues from three operating segments, Digital Health Record (DHR) applications, Internet Portals and Transcription Services.

    Medscape's DHR applications replace or augment the paper medical record, provide decision support and facilitate the flow of clinical information necessary for patient care, potentially increasing both efficiency and safety. As of December 31, 2000, Medscape DHR systems housed digital records for more than 17.2 million patients. The DHR application derives revenues from software licenses, monthly service subscriptions and support and consulting fees. DHR application customers include academic medical centers such as Baylor College of Medicine, healthcare delivery networks such as Providence Health System in Portland, Oregon (which provides regional healthcare to customers through a combination of hospitals, clinics, physician practices, and other healthcare facilities and services), and both the NASA space shuttle program and the International Space Station program.

    Medscape's Internet portals include Medscape.com and CBSHealthWatch.com. Through Medscape.com, the Company provides up-to-date medical news, articles, and conference coverage as well as accredited continuing professional education programs. As of December 31, 2000, more than 560,000 physicians and 1.6 million non-physician healthcare professionals (such as nurses or physician assistants) worldwide had registered at Medscape.com, and during the year 2000 more than 100,000 hours of accredited continuing professional education were delivered via the site. Through CBSHealthWatch.com, the Company provides health information tailored to the healthcare consumer's perspective. CBSHealthWatch.com is the exclusive Internet healthcare site integrated into CBS News programming and is promoted on some Viacom Inc. media properties, including CBS. The Internet portal line of business derives revenue primarily from advertising and sponsorship.

    Medscape's transcription services is a Web-based medical transcription system that digitizes and transports voice across electronic networks and the Internet, and connects physicians with their medical records stored in Medscape's clinical database. The transcription services derives revenues from monthly service fees.

    Medscape is working to integrate its existing offerings to customers by combining a number of its products and services, and also to support the creation of reports and data produced from Medscape's DHR products and Internet portals. These reports will provide only aggregated, de-identified statistical information about substantial populations in order to protect the privacy of individuals' health information. These integrated offerings will focus on the education of physicians and patients about new treatments, on improved safety and appropriateness of prescribing, on recruitment of patients for clinical research trials, or on other matters. Medscape recently announced two transactions that represent the first step in presenting an integrated offering. In our agreement with GlaxoSmithKline, the world's largest pharmaceutical company, we combined the sale of sponsorship and promotional services on our Internet portals with the sale of aggregated statistical data on disease management from our DHR systems. In our agreement with General Motors Corporation (GM), the nation's largest private purchaser of healthcare services, we combined GM sponsorship of sales of our DHR products and our new Medscape Mobile handheld software. These products will provide both a prescription writer and access to information from our Internet portal to physicians who treat GM patients. GM will also receive reports and other aggregated information intended to assist GM in managing the quality of healthcare for its employees, retirees, and their families. Revenues we may earn from GM depend on the combined effect of our offerings in helping GM achieve its healthcare objectives.

    Our strategy is to provide a wide array of products and services that can be embraced by healthcare professionals and consumers at various levels of technical sophistication, and to encourage users who have experienced the benefits of Medscape's Internet portals to progressively adopt the Company's increasingly comprehensive clinical applications in manageable steps of complexity and functionality. The rapid post-launch adoption of our Medscape Mobile product is a recent example of this strategy in practice. Another aspect of our strategy is to integrate the information contained in and allow communication between its various products. For example, AboutMyHealth, a Web-based offering for consumers, allows patients to view their physician-created DHR online as well as to communicate with their doctor's office to request prescription refills, make appointments or ask questions. As another example, in certain portions of the Company's DHR applications, the user can, with a single click, jump from a patient's diagnosis or medication directly to current Medscape.com news and articles on that specific topic.

    We were incorporated in Oregon in May 1985 as MedicaLogic, Inc. Our name was changed to MedicaLogic/Medscape, Inc. in May 2000. Since September 2000, we have done business under the trade name Medscape. We expanded our products and services in 2000 as a result of our strategic merger with Medscape, Inc., and the acquisitions of Total eMed, Inc. and AnywhereMD.com, Inc.. These strategic mergers and acquisitions added the following assets, respectively: leading Internet healthcare portals, Web-based transcription capability for the creation of digital health records, and wireless prescribing technology for the Palm O/STM platform.

    Our executive offices are located at 20500 NW Evergreen Parkway, Hillsboro, Oregon 97214, and our telephone number is (503) 531-7000.

RISK FACTORS

    You should carefully consider the following risk factors and other information in or incorporated in this prospectus before deciding to invest in shares of our common stock, preferred stock or common stock purchase warrants.

    The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us or that we now think are immaterial may also impair our business operations.

    If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, which could reduce the value of our preferred stock and common stock purchase warrants, and you may lose all or part of your investment.

Risks related to Medscape

If we do not achieve or maintain broad acceptance of our products and services by medical professionals, patients and other healthcare providers, our business will be harmed.

    Our health information systems technology business model depends on our ability both to sell our products and services to medical professionals and other healthcare providers and to generate usage by a large number of medical professionals and consumers. Failure to achieve broad acceptance of our products and services by physicians and other healthcare providers would severely limit our ability to implement our business model.

    Likewise, failure to achieve or maintain market acceptance of our Web sites would result in a loss of revenue. Market acceptance of our Web sites depends upon continued growth in the use of the Internet generally and, in particular, as a source of healthcare information services for medical professionals and consumers.

    Achieving market acceptance for our products and services will require substantial marketing efforts and the expenditure of significant financial and other resources. Use of our products and services requires medical professionals to integrate our products and services into their office work flow and to adopt different behavior patterns and new methods of conducting business and exchanging information. Medical professionals may not choose to use our products and services.

We have a history of net operating losses and may not be profitable in the future.

    Failure to achieve or maintain profitability could materially and adversely affect the market price of our common stock. We have incurred significant losses since we began doing business. As of December 31, 2000, we accumulated losses of $385 million. Further, we reported a net loss for the first quarter of 2001 of $106.2 million or $1.91 per share. We may not achieve favorable operating results or profitability in the foreseeable future.

To remain competitive, we may need additional financing, which may not be available on satisfactory terms or at all.

    We expect our existing cash will be sufficient for us to meet our working capital and capital expenditure requirements for at least the next 12 months. We may, however, need additional financing sooner if we:

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  fail to achieve our projected revenue levels;

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  expand faster than planned;

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  develop services or products ahead of schedule;

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  incur expenses in excess of our expectations;

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  need to respond to competition; or

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  decide to acquire complementary products, businesses or technologies.

    If we raise additional funds through the sale of equity or convertible debt securities, your percentage ownership will be reduced. In addition, these transactions may dilute the value of our common stock. We may issue securities with rights, preferences and privileges senior to our common stock. We may not be able to raise additional funds on terms satisfactory to us or at all.

We have depended, and will depend, on the healthcare industry for a significant portion of our revenues.

    Our revenues could seriously decrease if there were adverse developments in the healthcare industry. Our near-term and long-term prospects depend upon selling our services to both pharmaceutical companies and healthcare providers such as IDNs, hospitals, clinics and physician practices. Accordingly, our success is highly dependent on the sales and marketing expenditures of pharmaceutical companies, the technology expenditures of healthcare providers and our ability to attract these expenditures. Some of the adverse developments in the healthcare industry that could affect our revenues would be:

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  a reduction in sales and marketing expenditures of pharmaceutical companies;

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  a reduction in technology expenditures of healthcare providers;

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  public or private market initiatives or reforms designed to regulate the manner in which pharmaceutical companies promote their products or technology expenditures by providers;

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  regulatory or legislative developments that discourage or prohibit pharmaceutical companies' promotional activities;

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  a decrease in the number of new drugs being developed; or

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  the adoption of current legislative and regulatory proposals that would adversely affect our customers.

Our failure to successfully introduce new products and services could adversely affect our integrated business model and revenues.

    Any failure by us to introduce or enhance planned products or to introduce these products on schedule could make it difficult for us to implement our integrated products and services. Moreover, even if Medscape were able to release a new or enhanced product or service when expected, initial releases of software often contain errors or defects. For example, past releases of Medscape Logician have contained errors and defects that required us to provide corrections and other upgrades. Developing, integrating, enhancing and customizing such products and services could be expensive and time consuming.

Intense competition may lead to reduced sales of our products and services and impede our ability to achieve a significant market share.

    The health information systems technology sector in which we compete is intensely competitive and subject to fragmentation, high growth and rapid technological change. In all three segments of our business, Digital Health Record applications, Internet Portals and Transcription Services, we face significant competition from traditional healthcare information system vendors and Internet healthcare companies as they expand their product offerings. We also currently compete, or potentially compete for audience attention and advertising and sponsorship expenditures with many providers of web content, information services and products, as well as traditional media and promotional efforts. Many of these companies have significantly greater financial resources than we have, as well as well-established brand names and large installed customer bases. We may be unable to compete successfully against these organizations or establish significant market share.

If we are unable to protect our intellectual property rights, our competitive position may be adversely affected.

    Our ability to compete depends upon our proprietary systems and technology. The steps we currently take to protect our intellectual property rights may prove to be inadequate, time consuming and expensive. Misappropriation of our intellectual property may make us less competitive and require us to engage in expensive litigation to enforce or protect our intellectual property rights or to defend against claims of invalidity.

    We could be subject to intellectual property infringement claims as the number of our competitors grows and the functionality of our products and services overlaps with competing products. We could incur substantial costs and diversion of management resources defending any infringement claims. In addition, a party making a claim against us could secure a judgement awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to provide products or services. Licenses for intellectual property of third parties that might be required for our products or services may not be available on commercially reasonable terms, or at all.

Our systems may experience failures which could cause our revenues to decline.

    Any significant interruption in our operations would cause our revenues to decline. We have experienced periodic system interruptions in the past, which may occur again. Any significant interruptions in our services or an increase in response time could result in a loss of potential or existing users and members, strategic partners or advertisers and sponsors and, if sustained or repeated, these interruptions could reduce the attractiveness of our Web sites to these parties in the future. Our insurance policies have low coverage limits and, therefore, cannot adequately compensate us for any material losses that may occur due to disruptions in our service. In the first quarter of 2001, approximately $6 million of our total revenue of approximately $13.9 million was derived from our Web site operations.

    Our Web sites may be required to accommodate a high volume of traffic and deliver frequently updated information. Users may experience slower response times or system failures due to increased traffic on these Web sites or for a variety of other reasons. We depend on content providers to provide information and data feeds on a timely basis. These Web sites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information.

Online security breaches could harm our business.

    Our security measures may not prevent security breaches. Substantial or ongoing security breaches on our system or other Internet-based systems could reduce user confidence in our Web sites and other Internet-based products and services, leading to reduced usage and lower revenues. The secure transmission of confidential information over the Internet is essential in maintaining confidence in our Web sites and will be increasingly important as we expand our consumer-oriented and Internet-based offerings. Consumers generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the Internet and, therefore, our products and services. We will need to incur significant expense to protect and remedy against security breaches.

    A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Employees who handle proprietary information may also misappropriate that information. Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches. We also face risks associated with security breaches affecting third parties conducting business over the Internet.

Risks Related to the Healthcare Industry and the Internet

The Internet is subject to many legal uncertainties and potential government regulations that may decrease demand for our services, increase our cost of doing business or otherwise have an adverse effect on our financial results or prospects.

    Laws and regulations may be adopted in the future that address Internet-related issues, including online content, user privacy, pricing and quality of products and services. We believe there is a risk that these laws will disproportionately burden companies that do business on the Internet, which could decrease demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our financial results and prospects.

    For example, the Federal Trade Commission began enforcing requirements under the Children's Online Privacy Protection Act in April 2000. The act applies to the online collection of personal information from children under 13, and imposes significant compliance burdens and potential penalties on operators of Web sites that collect covered information. Because it does not apply to collection of information other than in an online context, this act disproportionately burdens companies that do business online. In addition to new laws, courts are struggling with the application of existing laws to the Internet. This legal uncertainty makes it harder for us to operate our business, because we are not able to predict legal risks to the same degree that we would if we were not doing business on the Internet.

State and federal laws that protect individual health information may limit our plans to collect, use and disclose that information.

    If we fail to comply with laws or regulations governing our use of personally identifiable health information, including medical records, this failure could have a material adverse effect on our business, operating results and financial condition.

    Consumers sometimes enter private health information about themselves or their family members when using our services. Physicians or other health care professionals who use our products will directly enter health information about their patients, including information that constitutes a medical record under applicable law, that we will store on our computer systems. Also, our systems record use patterns when consumers access our databases that may reveal health-related information or other private information about the user. Numerous federal and state laws and regulations, the common law, and contractual obligations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

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  state privacy and confidentiality laws;

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  our contracts with customers and partners;

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  state laws regulating health care professionals, such as physicians, pharmacists and nurse practitioners;

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  Medicare and Medicaid laws;

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  the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and related rules promulgated by the Health Care Financing Administration; and

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  Health Care Financing Administration standards for Internet transmission of health data.

    Meeting these requirements could result in significant costs, as well as result in the delay or abandonment of some products or services, which could negatively affect our business. Although we have systems in place for safeguarding patient health information from unauthorized disclosure, these systems may not preclude successful claims against us for violation of applicable law or other requirements. In some cases, we may place our content on computers that are under the physical control of others, which may increase the risk of an inappropriate disclosure of health information. For example, we currently contract out the hosting of some of our Web sites to third parties. Any failure by us or our partners to comply with the legal or other requirements concerning personally identifiable health information could result in a material liability.

    In addition to our own internal uses of health information that we collect or to which we have access, we intend to develop and sell to third parties medical information systems and market research services that we will use to collect, analyze and report medical data, medical research, outcomes and financial data pertaining to items such as prescribing patterns and usage habits. In most cases, we will remove identifying information from the data we sell, and will sell the data only in aggregate form. Some states have enacted legislation regulating the aggregation of health information and the manipulation, use and ownership of that aggregated data, even when this data does not reveal the patient's identity. Because this area of the law is rapidly changing, our collection, analysis and reporting of aggregate healthcare data maintained in our database may not at all times and in all respects comply with laws or regulations governing the ownership, collection and use of this data. Future laws or changes in current laws governing the ownership, collection and use of aggregate healthcare data may necessitate costly adaptations to our systems or limit our ability to use this data.

    In addition, with appropriate authorization from consumers and healthcare professionals, we intend in some cases to market results of research or other data that does contain identifiable health information. Examples include market research on healthcare products and recruitment for clinical trials. Regulations under HIPAA or similar other laws and regulations may prevent us from using identifiable information entirely, or may impose significant administrative costs on us (for example, by requiring specific forms of consent or detailed record-keeping). These regulatory and legal restrictions might limit or even preclude our ability to earn revenues from use of identifiable health information to which we have access.

New rules or legislation concerning privacy of Internet users could adversely affect our business.

    In addition to specific laws that relate to medical records or personally identifiable healthcare information, we believe government is likely to create new rules or laws that address the privacy of Internet users generally. Examples of these types of regulation already exist outside the U.S. For example, nations in the European Union are currently implementing a Data Privacy Directive regulating the transmission and storage of personal information and data. Because both our web sites and our digital health record applications collect extensive information about users, complying with new regulatory requirements could significantly increase our cost of operations, delay the introduction of new products and services, require the redesign of existing products, or limit our ability to use information for our own marketing and research purposes.

Government regulation of advertising and promotional activities may be burdensome and negatively affect our ability to provide some applications or services, which could lead to higher than anticipated costs or lower than anticipated revenues.

    Because our portal business involves advertising and promotion of prescription and over-the-counter drugs and medical devices, any increase in regulation of these areas by the Food and Drug Administration or the Federal Trade Commission could make it more difficult for us to provide existing or future applications or services to our audience or obtain the necessary corporate sponsorship to do so. In addition, a federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others to acquire, arrange for or recommend the acquisition of healthcare products or services. These laws have been used to restrict promotional activities by pharmaceutical and medical device companies, and might limit the ability of our customers to undertake sponsorship programs with us.

    Any current or future government regulatory requirements imposed on us or our advertisers and sponsors could harm us by:

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  making it harder to persuade pharmaceutical, biotechnology and medical device companies to advertise or promote their products on our Web sites, or to sponsor programs that we offer to healthcare professionals and the public;

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  restricting our ability to continue to provide some of our services or content, or to introduce new services or content in a timely manner;

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  damaging our relationships with pharmaceutical, biotechnology and medical device companies, particularly if programs we recommend or endorse result in government enforcement action directed against us or these companies; or

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  making it more expensive and time-consuming to comply with new requirements.

    As a consequence of these harms, we might lose advertising or sponsorship revenue, spend significant amounts of our limited resources on regulatory experts in the area of healthcare compliance, or receive adverse publicity that negatively affects share value.

The FDA may regulate some of our products as medical devices, increasing our cost of doing business and affecting our ability to launch new products.

    As we add functionality to our Web sites and clinical applications, we face potential FDA regulation of software. Some computer applications and software are considered medical devices and are subject to regulation by the FDA, including pre-marketing clearance or approval and post-marketing controls. The FDA's regulatory authority over medical devices is very broad, and in the past the FDA has expanded its regulation into new areas without any advance notice or rulemaking. If FDA regulations were directly applicable to any of our products and services, complying with those regulations would be time consuming, burdensome and expensive and could delay or prevent introduction of new products or services. In addition, we do not have any experience in preparing the required documentation for FDA clearance or approval of a medical device, including the conduct of supporting clinical trials or other studies, or complying with other FDA regulations that would apply both before and after clearance or approval. If the FDA required us to meet regulatory requirements for medical devices for some of our products (including our Web sites and clinical applications), we would faced increased compliance costs and delays in bringing products to market. Because the FDA has the discretion to not approve products, we might even be completely prevented from bringing any regulated products to market, losing both the development costs we put in to the product and any potential revenues from it.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities and Exchange Act of 1934. We have filed with the SEC a registration statement under the Securities Act of 1933 for the common stock offered by this prospectus. For further information, you should refer to the registration statement and its exhibits. You can inspect and copy our reports, proxy statements, the registration statement and other information filed with the SEC at the offices of the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet Website at http://www.sec.gov where you can obtain some of our SEC filings. In addition, you can inspect our reports, proxy materials and other information at the offices of the Nasdaq Stock Market at 1735 K Street NW, Washington D.C. 20006.

    The SEC allows us to "incorporate by reference" the information we file with the SEC, which means we can disclose information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and take the place of this information. We are incorporating by reference in this prospectus the following documents filed with the SEC under the Exchange Act:

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  Our latest Annual Report on Form 10-K filed pursuant to Section 13(a) of the Exchange Act;

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  All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by our latest Annual Report on Form 10-K;

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  Our Current Report on Form 8-K dated May 11, 2000, as amended on May 29, 2001;

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  The Quarterly Report on Form 10-Q of Medscape, Inc., filed with the SEC on May 12, 2000;

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  The financial statements contained in our registration statement on Form S-4 filed with the SEC on March 14, 2000 (as amended on April 4, 2000); and

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  The description of our common stock contained in our registration statement filed under Section 12 of the Exchange Act, including any amendment or report updating the description.

    In addition, we incorporate by reference all documents we will file with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. We refer to these documents, and the documents listed above, in this prospectus as "incorporated documents." You should consider all incorporated documents a part of this prospectus.

    You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

MedicaLogic/Medscape, Inc.
20500 NW Evergreen Parkway
Hillsboro, OR 97214
Attention: Corporate Secretary
Telephone: (503) 531-7000

USE OF PROCEEDS

    If all of the common stock purchase warrants offered by this prospectus are exercised for cash, we will receive net proceeds of approximately $42,000. We expect to use the net proceeds from the exercise of the warrants for working capital and other general corporate purposes.

 SELLING SECURITY HOLDERS

    Certain of the shares of common stock being offered for sale by the selling security holders were acquired in private placements by the Company or its subsidiaries in May and July 1999. The shares of preferred stock and common stock purchase warrants being offered for resale were issued by Medscape in a private placement in January 2001. In addition, certain shares of common stock being offered for resale by the selling security holders have been or will be acquired upon conversion or exercise, as the case may be, of the preferred stock and common stock purchase warrants. Each share of preferred stock is currently convertible into shares of common stock on a one-for-one basis.

    The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling security holders as of May 1, 2001, and is adjusted to reflect the sale of shares of common stock in this offering. Franklin Capital Associates III, LP will own 1.2% of the outstanding common stock after the offering.

Name of selling shareholder	Amount of common stock beneficially owned by shareholder before offering		Amount offered for selling shareholder's account by this prospectus	Amount of common stock beneficially owned by shareholder after offering
Coleman Swenson Hoffman Booth IV LP	798,762	(1)	798,762	131,083
Cranshire Capital	294,118	(2)	294,118	28,500
Crosslink Crossover Fund III, LP	154,984	(3)	154,984	0
Delta Growth, LP	10,566	(4)	10,566	0
Franklin Capital Associates III, LP	52,632		52,632	650,598
Gruber & McBaine International	294,118	(5)	294,118	257,500
Halifax Fund, LP	588,235	(6)	588,235	0
Lagunitas Partners, LP	882,353	(7)	882,353	306,000
Montrose Investments, Ltd.	1,176,471	(8)	1,176,471	0
National Data Corporation	708,581		708,581	0
Offshore Crosslink Crossover Fund III, LP	10,566	(9)	10,566	0
Quantum Industrial Partners LDC	4,509,596	(10)	4,509,596	0
RAM Trading, Ltd.	588,235	(11)	588,235	0
SFM Domestic Investments LLC	4,509,596	(12)	4,509,596	0
Viacom Inc.	4,695,892		4,695,892	0

    Neal Moszkowski, a director of Medscape, is an employee of Soros Private Funds Management, LLC, an affiliate of Soros Fund Management LLC, which is the principal investment advisor to Quantum Industrial Partners LDC. Mr. Moszkowski is also a member of SFM Domestic Investments LLC.

    Andrew Heyward, a director of Medscape, is an employee of Viacom Inc. In July 1999, CBS Corporation, which subsequently merged with Viacom Inc., entered into an agreement under which Medscape will receive approximately $150 million in advertising and promotion in the United States over a seven-year period. Medscape also was granted a license to the "CBS" trademark and "Eye" design and selected health-related news content. As part of this strategic relationship, Medscape provides some healthcare-related content to CBS radio and television news broadcasts as well as certain other Viacom media properties. Additionally, CBSHealthWatch.com is the exclusive healthcare Internet site integrated into CBS News programming.

(1)
Includes 465,429 shares of common stock and 333,333 shares of Series 1 Convertible Preferred Stock.

(2)
Includes 166,667 shares of Series 1 Convertible Preferred Stock and 127,451 shares of common stock subject to common stock purchase warrants.

(3)
Includes 88,000 shares of Series 1 Convertible Preferred Stock and 66,984 shares of common stock.

(4)
Includes 6,000 shares of Series 1 Convertible Preferred Stock and 4,566 shares of common stock.

(5)
Includes 166,667 shares of Series 1 Convertible Preferred Stock and 127,451 shares of common stock subject to common Stock Purchase Warrants.

(6)
Includes 333,333 shares of Series 1 Convertible Preferred Stock and 254,902 shares of common stock subject to common stock purchase warrants.

(7)
Includes 500,000 shares of Series 1 Convertible Preferred Stock and 382,353 shares of common stock subject to common stock purchase warrants.

(8)
Includes 666,667 shares of Series 1 Convertible Preferred Stock and 509,804 shares of common stock subject to common stock purchase warrants.

(9)
Includes 6,000 shares of Series 1 Convertible Preferred Stock and 4,566 shares of common stock.

(10)
Includes 1,568,421 shares of common stock, 1,666,666 shares of Series 1 Convertible Preferred Stock and 1,274,509 shares of common stock subject to common stock purchase warrants.

(11)
Includes 333,333 shares of Series 1 Convertible Preferred Stock and 254,902 shares of common stock subject to common stock purchase warrants.

(12)
Includes 1,568,421 shares of common stock, 1,666,666 shares of Series 1 Convertible Preferred Stock and 1,274,509 shares of common stock subject to common stock purchase warrants.

PURCHASES BY SELLING SECURITY HOLDERS

    We issued 5,933,332 shares of Series 1 Convertible Preferred Stock and warrants to purchase 4,537,254 shares of common stock pursuant to a Preferred Stock and Warrant Purchase Agreement, as amended by the First Amendment, dated as of December 22, 2000. The purchase price of the preferred stock was $3.00 per share. In connection with the sale of the preferred stock we issued warrants to purchase 4,537,254 shares of common stock. Each warrant entitles the holder to purchase 0.7647 shares of common stock at an exercise price of $0.01 per share.

    The preferred stock and the warrants were granted certain rights and privileges. The holders of the preferred stock are entitled to elect one of our Class III directors. In addition, the holders of the preferred stock have been granted a right of first offer to purchase shares of our capital stock or securities convertible into or exercisable for our capital stock, subject to certain limited exclusions. The right of first offer entitles the holders to purchase a percentage of the securities offered by us equal to the number of shares of common stock held by each holder, assuming full conversion of the preferred stock and excluding shares purchased on the open market or purchased directly from us, divided by the total number of shares of our common stock on a fully diluted basis. The preferred stock and the warrants have certain limitations on their transferability until January 4, 2002. Until such date, no holder of preferred stock may transfer shares of preferred stock without also transferring warrants to purchase or a number of shares of common stock issued upon exercise of a warrant equal to one-half the number of shares of preferred stock being transferred. Likewise, a holder of a warrant may not transfer a warrant or the shares issued upon exercise of a warrant without also transferring a number of shares of preferred stock equal to 1.307603565 multiplied by the number of shares underlying the warrant or shares issued upon exercise of the warrant being transferred. For a complete description of the rights, preferences and limitations of the preferred stock and the warrants, see "Description of Series 1 Convertible preferred stock" and "Description of Warrants."

    We sold 7,326,316 shares of Series J Preferred Stock pursuant to a Stock Purchase Agreement dated as of May 28, 1999 at a price of $4.75 per share. Each of these shares of preferred stock have since been converted into one-half of a share of common stock. 3,189,474 of the shares sold pursuant to this agreement are being offered for sale by this prospectus.

    The 4,695,892 shares being offered by Viacom Inc. were acquired pursuant to a Common Stock Purchase Agreement dated as of July 4, 1999, between CBS corporation and Medscape, Inc. CBS Corporation subsequently merged into Viacom Inc. CBS paid $157 million for these shares, $139,000 in the form of cash and the balance in the form of non-cash consideration provided by CBS pursuant to an Advertising and Promotion Agreement between CBS and Medscape and a Trademark and Content Agreement between CBS and Medscape, each dated July 1999.

    The 708,581 shares being offered by National Data Corporation were acquired pursuant to a Stock Purchase Agreement dated as of July 7, 1999 between National Data Corporation and Medscape, Inc. National Data Corporation paid $20 million for these shares, $10 million in the form of cash and $10 million in non-cash consideration provided by National Data Corporation pursuant to a License and Product Development Agreement dated July 7, 1999 between National Data Corporation and Medscape, Inc.

    All of the securities described above were granted demand and piggy back registration rights.

PLAN OF DISTRIBUTION

    We are registering shares of common stock, Series 1 Convertible Preferred Stock and common stock purchase warrants on behalf of the selling security holders. "Selling security holders" includes donees, pledgees, transferees or successors-in-interest selling securities received from a named selling security holder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. The selling security holders will offer and sell the securities to which this prospectus relates for their own accounts. We will not receive any proceeds from the sale of the securities. All costs, expenses and fees in connection with the registration of the securities offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of securities will be borne by the selling security holders. Sales of the securities may be effected by selling security holders from time to time in one or more types of transactions, including block transactions,

  •
  on the Nasdaq Stock Market (other than the preferred stock and the common stock purchase warrants),

  •
  in the over-the-counter market (other than the preferred stock and the common stock purchase warrants),

  •
  in negotiated transactions,

  •
  through put or call options transactions relating to the shares (other than the preferred stock and the common stock purchase warrants), and

  •
  through short sales of shares (other than the preferred stock and the common stock purchase warrants),

or a combination of these methods of sale or through any lawful manner, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of securities by the selling security holders.

    The selling security holders may sell securities directly to purchasers or to or through broker-dealers, which may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might be in excess of customary commissions.

    The selling security holders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling security holder against specified liabilities, including liabilities arising under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act.

    Because selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

    Selling security holders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

    If we are notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Act, disclosing

  •
  the name of each such selling security holder and of the participating broker-dealer(s),

  •
  the number of securities involved,

  •
  the price at which such securities were sold,

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and

  •
  other facts material to the transaction.

In addition, if we are notified by a selling security holder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock or preferred stock, a supplement to this prospectus will be filed.

    The Shemano Group acted as placement agent for us in connection with the May 1999 private placement and the issuance of preferred stock and common stock purchase warrants in January 2001. Securities acquired in these private placements are being offered for sale by the selling security holders.

DESCRIPTION OF SERIES 1 CONVERTIBLE PREFERRED STOCK

    Following is a brief summary of the relative rights and preferences of the Series 1 Convertible Preferred Stock of the Company. For a complete description of the relative rights and preferences of the Series 1 Convertible Preferred Stock, reference is made to Article II.D. of the Company's 1999 Restated Articles of Amendment, as amended by the Articles of Amendment (the "Articles"), a copy of which is an exhibit to the registration statement.

General

    5,933,332 shares of the Series 1 Convertible Preferred Stock are authorized and have been issued and are outstanding. These shares were issued in connection with the Preferred Stock and Warrant Purchase Agreement, as amended by the First Amendment, dated as of December 22, 2000 (the "Purchase Agreement"). The Articles provide that the Board of Directors may provide for issuance of up to a total of 50,000,000 shares of preferred stock in series, including the previously issued shares of Series 1 Convertible Preferred Stock, and to determine the designation, relative rights, preferences and limitations of the shares of each such series. Among other things, the Board of Directors has the authority to determine:

    1.  The number of shares in and the distinguishing designation of that series;

    2.  Whether shares of that series shall have full, special, conditional, limited or no voting rights, except to the extent otherwise provided by the Oregon Business Corporation Act, as amended from time to time (the "Act");

    3.  Whether shares of that series shall be convertible and the terms and conditions of the conversion, including provision for adjustment of the conversion rate in circumstances determined by the Board of Directors;

    4.  Whether shares of that series shall be redeemable and the terms and conditions of redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions or at different redemption dates;

    5.  The dividend rate, if any, on shares of that series, the manner of calculating any dividends and the preferences of any dividends;

    6.  The rights of shares of that series in the event of voluntary or involuntary dissolution of the Company and the rights of priority of that series relative to the common stock and any other series of preferred stock on the distribution of assets on dissolution; and

    7.  Any other rights, preferences and limitations of that series that are permitted by law to vary.

Section II.D. of the Articles set forth the designation, relative rights, preferences and limitations of the Series 1 Convertible Preferred Stock as determined by the Board of Directors.

Dividends

    Each share of Series 1 Convertible Preferred Stock is entitled to accumulate dividends at the rate of $0.27 cents per share per annum, prior and in preference to any declaration of payment of dividend of the Company's capital stock ranking equal ("Parity Capital Stock") or junior ("Junior Capital Stock") to the Series 1 Convertible Preferred Stock in dividend rights and upon liquidation, dissolution or winding up of the Company. This dividend shall be cumulative, compound annually and be payable upon the occurrence of certain liquidation, redemption or conversion events. Additionally, if the Company declares or pays any dividends upon the common stock, the Company must also declare and pay the same dividends to the holders of the Series 1 Convertible Preferred Stock as if the shares of the Series 1 Convertible Preferred Stock have been converted on a share for share basis into common stock immediately prior to the record date for the dividend.

Liquidation Rights

    Upon liquidation, dissolution or winding up, the holders of the Series 1 Convertible Stock will rank junior in right of payment to all creditors of the Company. Each holder of Series 1 Convertible Preferred Stock, however, shall be entitled to receive out of the assets of the Company available for distribution, before any distribution is made to the holders of Junior Capital Stock, an amount equal to the greater of (i) the sum of $3 per outstanding share of Series 1 Convertible Preferred Stock held by such holder (as adjusted to account for certain dilutive events and recapitalizations), plus an amount equal to the accrued and unpaid dividends on the Series 1 Convertible Preferred Stock to the date fixed for liquidation, dissolution, or winding up and (ii) the amount that the holder of the Series 1 Convertible Preferred Stock would be entitled to receive if such holder were to convert all of its shares of Series 1 Convertible Preferred Stock into shares of common stock immediately prior to such liquidation, dissolution or winding up. After payment in full of the amount described above, the holders of Series 1 Convertible Preferred Stock will not be entitled to receive any further distributions from the assets of the Company. Unless otherwise agreed by the holders of at least a majority of the then outstanding shares of Series 1 Convertible Preferred Stock, a merger, consolidation or sale of all or substantially all of the assets of the Company which will result in the Company's shareholders immediately prior to such transaction not holding at least a majority of the voting power of the surviving, continuing or purchasing entity, shall be deemed to be a liquidation, dissolution or winding up.

Redemption Rights

    Upon a change of control of the Company, each holder of outstanding shares of Series 1 Convertible Preferred Stock can require the Company to purchase all or any portion of that holder's Series 1 Convertible Preferred Stock. The redemption price shall be $3 per share (as adjusted for certain dilutive events and recapitalizations) plus any accrued and unpaid dividends on each share.

    The holders of the Series 1 Convertible Preferred Stock also have the right to require the Company to repurchase all or a portion of the holder's shares for $3 per share plus any accrued and unpaid dividends on each share within 30 days if the proposal to the shareholders at the annual meeting described below in "Shareholder Approval; Protective Provisions" fails to receive the approval of the Company's shareholders.

Conversion Rights

    Each holder of shares of Series 1 Convertible Preferred Stock has the right to convert all or any portion as such holder's shares of Series 1 Convertible Preferred Stock into shares of common stock up to such time as the Company repurchases the shares as described above. Each share of Series 1 Convertible Preferred Stock is convertible into such number of fully paid and nonassessable shares of common stock and is determined by dividing the Series 1 Convertible Preferred Stock's original issue price of $3 per share plus all dividends accrued and unpaid thereon by an amount per share equal to the original issue price of $3 adjusted for certain dilutive events and recapitalizations.

    Each share of Series 1 Convertible Preferred Stock shall be automatically converted into common stock upon the earlier of: (1) the date, which shall be no sooner than January 4, 2002, on which the last sale price of the common stock on the Nasdaq National Market has been at least $15 (adjusted for certain dilutive events and recapitalizations) for 30 consecutive trading days, with a minimum average trading volume per day of 2% of the number of issued and outstanding shares of Common Stock not held by affiliates of the Company and (ii) immediately prior to the closing of a merger, sale of all or substantially all of the Company's assets, or a combination in which the Company's common shareholders receive cash or marketable securities with an aggregate value per share of at least $15 (adjusted for certain dilutive events and recapitalizations).

Classification of the Board of Directors; Voting Rights

    The Board of Directors of the Company is divided into three classes, designated Class I, Class II, and Class III, each class as nearly equal in number as possible. The directors in each class serve staggered three-year terms such that one-third (or as close thereto as possible) of the Board of Directors is elected each year. The holders of a majority of the outstanding Series 1 Convertible Preferred Stock are entitled to elect one Class III director of the Company at each election of such directors.

    For all matters other than the election of the Class III director and those issues described below in "Protective Provisions," the holder of each share of Series 1 Convertible Preferred Stock shall have the right to one vote for each share of common stock into which such Series 1 Convertible Preferred Stock can then be converted (as described above) as if converted at that time, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock and shall be entitled to notice of any shareholder's meeting in accordance with the bylaws of the Company, and shall be entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

Shareholder Approval; Protective Provisions

    The Company, in the Purchase Agreement, has agreed to use its best efforts at its next regularly scheduled annual meeting of shareholders, to obtain shareholder approval necessary to allow it to make adjustments to the conversion price and the other anti-dilution provisions set forth in the Articles in compliance with relevant Nasdaq rules and without subsequent shareholder approval. The shareholders of the Company party to the 2000 Second Amended and Restated Investor Rights Agreement, including all of the Series 1 Convertible Preferred Stock holders, have all agreed to vote in favor of such a proposal at the annual meeting. If the proposal is not approved, then the Series 1 Convertible Preferred Stock will be subject to a repurchase right described above.

    As long as 2,966,666 shares of the Series 1 Convertible Preferred Stock are outstanding (such number subject to adjustment for certain dilutive events and recapitalizations), the Company shall not without first obtaining the approval of a majority of the then outstanding shares of Series 1 Convertible Preferred Stock:

     1. authorize any voluntary liquidation under applicable bankruptcy legislation, any dissolution, liquidation or winding up of the Company or any deemed dissolution, liquidation or winding up;

     2. effect or taking any action to facilitate any transaction or series of transactions resulting in the disposition of more than 50% of the voting power of the Company;

     3. authorize any merger, acquisition or consolidation with any other corporation or joint venture involving consideration in excess of $5,000,000;

     4. declare or pay any dividends or other distributions on the Company's capital stock (other than a dividend payable solely in shares in common stock or the $0.27 annual dividend accruing to the Series 1 Convertible Preferred Stock as described above) or redeem, purchase or otherwise acquire any share or shares of preferred stock, except for the redemption of Series 1 Convertible Preferred Stock described above, or common stock; provided, however, that this restriction shall apply neither to the repurchase of shares of common stock from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares at cost or at cost upon the occurrence of certain events, such as the termination of employment;

     5. permit any subsidiary to issue and sell securities having a fair market value in excess of $5,000,000;

     6. sell more than $5,000,000 in its assets in a single or series of related transactions or create or suffer to be imposed any lien, mortgage, security interest or other charge on or against more than $5,000,000 of assets;

     7. incur any indebtedness for borrowed money in excess of $5,000,000 in aggregate principal amount;

     8. redeem, purchase or otherwise acquire any indebtedness of the Company (unless such indebtedness is otherwise due in accordance with its terms);

     9. authorize any transactions with any affiliates (other than wholly-owned subsidiaries of the Company); or

    10. amend or repeal any provision of the Articles or Bylaws if such action would adversely affect the relative rights, preferences and privileges of the Series 1 Convertible Preferred Stock (including, without limitation, (A) the authorization, creation or issuance of any capital stock with rights to dividends or upon dissolution, liquidation or winding up senior to the Series 1 Convertible Preferred Stock ("Senior Capital Stock") or Parity Capital Stock or any obligation or security convertible into or exchangeable into, or evidencing a right to purchase, shares of any class or series of Senior Capital Stock or Parity Capital Stock, (B) the increase of the directors on the Company's Board of Directors to a number greater than 12, or (C) the designation and issuance of any additional shares of Series 1 Convertible Preferred Stock).

    Until January 4, 2002, no holder of Series 1 Preferred Stock may transfer, sell, assign or hypothecate any such shares without also transferring, selling, assigning or hypothecating (A) warrants to purchase a number of shares of common stock or (B) a number of shares of common stock issued upon exercise of a warrant, in either case equal to one-half of the number of shares of Series 1 Preferred Stock so transferred.

DESCRIPTION OF WARRANTS

General

    In connection with the Purchase Agreement, the Company issued warrants (the "Warrants") to purchase 4,537,254 shares of common stock (the "Warrant Shares").

Exercise Price; Term

    Each Warrant gives the holders the right to acquire the Warrant Shares at any time at or prior to 11:59 p.m., Pacific Standard Time, on January 4, 2006, either by purchasing them at $0.01 per share or converting the Warrant for the number of Warrant Shares determined by dividing the total price of such Warrant or portion thereof by the then market price of a share of Common Stock. Upon issuance, the Warrant Shares will be duly and validly authorized and issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issuance thereof (other than liens or charges created by or imposed upon the holder of the Warrant Shares).

Rights as a Shareholder

    A holder of a Warrant will not be entitled to any rights as a shareholder of the Company prior to the exercise of the Warrant.

Changes of Control; Adjustments

    Upon the merger, consolidation, reorganization or sale of all or substantially all of the Company's assets, the Company or its successor, as the case may be, must enter into a supplemental agreement whereby the holder will continue to have the right to receive, upon exercise of the Warrant, the right to receive, upon exercise of the Warrant, the kind and amount of equity securities that the holder would have received in such a transaction if it had exercised the Warrant immediately prior to the transaction. If, however, the property to be received by the Company's shareholders in the merger, consolidation, reorganization or sale of all or substantially all of the Company's assets is not equity securities, then the Company must give Warrant holders ten (10) business days prior written notice of the proposed transaction. If the holder has not exercised the Warrant by or on the effective date of the transaction, the Warrant will terminate.

    The number, class and exercise price per share of securities for which each Warrant may be exercised are subject to adjustment upon, among other similar and related events, recapitalizations, stock dividends, mergers, consolidations, liquidations, dividends or distributions of stock or other securities or property, and in case of a spin off. If any of those events occur then the number of Warrant Shares for which a Warrant is exercisable will be adjusted such that the holder will maintain a proportionally equivalent right to acquire the common stock or other proprietary interest as it had prior to the event. The Company, in the Purchase Agreement, has agreed to use its best efforts to obtain shareholder approval at its next regularly scheduled annual meeting of shareholders necessary to allow it to make these anti-dilutive adjustments in compliance with relevant Nasdaq rules and without subsequent shareholder approval.

Restrictions on alienability

    Until January 4, 2002 (the "First Anniversary"), a holder of a Warrant may not offer, sell or otherwise transfer a Warrant or any Warrant Shares to be issued upon exercise of a Warrant without also offering, selling or otherwise transferring a number of shares of Series 1 Preferred Stock equal to 1.307603565 multiplied by the number of Warrant Shares which the holder shall then be eligible to purchase under the Warrant (in the case of any offer, sale or other disposition of the Warrant), or 1.307603565 multiplied by the number of such Warrant Shares (in the case of any offer, sale or other disposition of Warrant Shares), as the case may be. If the shareholders of the Company fail to approve the anti-dilution adjustments described in the preceding paragraph and prior to the First Anniversary a

Warrant holder elects to have its shares of Series 1 Convertible Preferred Stock redeemed pursuant to the Articles, then the holder of the Warrant must forfeit to the Company for no additional consideration the right to purchase Common Stock pursuant to the Warrant, or Warrant Shares, as the case may be, in a number equal to .764705778 multiplied by the number of shares of Series 1 Convertible Preferred Stock being redeemed.

EXPERTS

    The consolidated financial statements of Medicalogic/Medscape, Inc. as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Medscape, Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated in this prospectus by reference from Amendment No. 1 to Registration Statement No. 333-32390 on Form S-4 of MedicaLogic, Inc. have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so included in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

    The financial statements of Healthcare Communications Group, LLC as of and for the period ended October 27, 1998 and as of and for the year ended December 31, 1997 incorporated in this prospectus by reference from Amendment No. 1 to Registration Statement No. 333-32390 on Form S-4 of MedicaLogic, Inc. have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so included in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

    The financial statements of Total eMed, Inc. as of December 31, 1999 and 1998, and for the year ended December 31, 1999 and the period from March 4, 1998 (inception) to December 31, 1998 have been incorporated by reference herein, in reliance upon the report of Arthur Andersen LLP, independent public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

    Stoel Rives LLP, Portland, Oregon will pass upon the validity of the issuance of the common stock offered by this prospectus. Stoel Rives LLP holds a warrant to purchase 10,000 shares of Medscape's common stock at an exercise price of $6.50 a share. Partners and employees of Stoel Rives LLP beneficially own an aggregate of 47,000 shares of Medscape's common stock.

RECENT DEVELOPMENTS

    Lifechart.com.  On April 23, 2001 we sent a formal notice of termination of our strategic agreement to Lifechart.com. Based on our understanding of their current situation, we do not believe Lifechart.com has adequate funding to sustain its operations. Therefore, we have recognized a loss on our investment of $8.3 million in the company during the year ended December 31, 2000.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

    The following table sets forth the costs and expenses payable by the Registrant in connection with the offer and sale of the common stock being registered. All amounts are estimates except the registration fee.

Registration fee	$11,744
Accounting fees and expenses	$40,000
Legal fees and expenses	$30,000

Total	$81,744

Item 15.  Indemnification of Officers and Directors

    Article III of the Registrant's 1999 Restated Articles of Incorporation indemnifies directors and officers to the fullest extent permitted by law. The effects of Article III may be summarized as follows:

      (a) The Article grants a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the Registrant) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, provided the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Registrant, and had reasonable cause to believe his conduct was unlawful.

      (b) The Article grants a right of indemnification in respect of any action or suit by or in the right of the Registrant against the expenses (including attorneys' fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no right of indemnification will be granted regarding any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct unless permitted by a court.

      (c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right. Persons who have not been wholly successful on the merits are not necessarily precluded from being reimbursed by the Registrant for their expenses so long as (i) the Board of Directors, by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, determines that their conduct has met the standards required for indemnification set out in the Oregon statutes; (ii) independent legal counsel renders written advice that in their opinion such person has met the standards for indemnification; (iii) the stockholders determine that the person has met the standards for indemnification; or (iv) the court in which the action, suit or proceeding was pending determines that indemnification is proper.

      (d) The Registrant may pay expenses incurred in defending an action, suit or proceeding in advance of the final disposition thereof upon receipt of a satisfactory undertaking to repay in the event indemnification is not authorized.

      (e) The above paragraphs summarize the indemnification expressly authorized by the Oregon Business Corporation Act (the "Act"). Article III provides for indemnification to the fullest extent permitted by law, which is intended to provide indemnification broader than that expressly

II–1

  authorized by the Act. It is unclear to what extent Oregon law permits such broader indemnification. The limits of lawful indemnification may ultimately be determined by the courts.

    The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any statute, agreement, vote of security holders or directors or otherwise.

    The Registrant has directors' and officers' insurance coverage which insures directors and officers of the Registrant and its subsidiaries against certain liabilities.

Item 16.  Exhibits

  (a)
  Exhibits

4.1	1999 Restated Articles of Incorporation of the Registrant and amendments thereto. Incorporated by reference to Registrant's Registration Statement on Form S-8, dated January 14, 2000, Registrant's Current Report on Form 8-K, dated May 11, 2000, and Exhibit 3.1.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.
4.2	Restated Bylaws of the Registrant. Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K dated May 11, 2000.
4.3	Preferred Stock and Warrant Purchase Agreement dated as of December 22, 2000, among the Registrant and the investors party thereto, as amended. Incorporated by reference to Exhibit 10.14 and Exhibit 10.14.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.
4.4	Form of common stock purchase warrant issued January 4, 2001. Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.
4.5	2001 Third Amended and Restated Investor Rights Agreement dated as of January 4, 2001, among the Registrant and the security holders party thereto. Incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.
*5.1	Opinion of Stoel Rives LLP.
23.1	Consent of KPMG LLP; see page II-7.
*23.2	Consent of Stoel Rives LLP (included in Exhibit 5.1).
23.3	Consent of Deloitte & Touche LLP; see page II-8.
23.4	Consent of Arthur Andersen LLP; see page II-9.

*
previously filed

Item 17.  Undertakings

    (a) The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

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    individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each new post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 29, 2001.

MEDICALOGIC/MEDSCAPE, INC.
By	/s/ MARK BOULDING Mark Boulding, General Counsel, Executive Vice President, Government and Regulatory Affairs, and Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the following capacities on May 29, 2001.

Signature	Title

/s/ DAVID MOFFENBEIER David Moffenbeier	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ DONALD BLOODWORTH Donald Bloodworth	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ BRUCE FRIED Bruce Fried	Director
/s/ C. MARTIN HARRIS, M.D. C. Martin Harris, M.D.	Director
/s/ MARK K. LEAVITT, M.D. Mark K. Leavitt, M.D.	Director, Chairman of the Board
Arthur N. Leibowitz, M.D.	Director, Executive Vice President, Digital Health Strategy and Business Development
/s/ GEORGE D. LUNDBERG, M.D. George D. Lundberg, M.D.	Director, Executive Vice President and Editor in Chief

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/s/ NEAL MOSZKOWSKI Neal Moszkowski	Director
/s/ THOMAS A. CROSKEY Thomas A. Croskey	Director
/s/ ANDREW HEYWARD Andrew Heyward	Director
/s/ MARK A. STEVENS Mark A. Stevens	Director

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EXHIBIT INDEX

Exhibit

  (a)
  Exhibits

4.1	1999 Restated Articles of Incorporation of the Registrant and amendments thereto. Incorporated by reference to Registrant's Registration Statement on Form S-8, dated January 14, 2000, Registrant's Current Report on Form 8-K, dated May 11, 2000, and Exhibit 3.1.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.
4.2	Restated Bylaws of the Registrant. Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K dated May 11, 2000.
4.3	Preferred Stock and Warrant Purchase Agreement dated as of December 22, 2000, among the Registrant and the investors party thereto, as amended. Incorporated by reference to Exhibit 10.14 and Exhibit 10.14.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.
4.4	Form of common stock purchase warrant issued January 4, 2001. Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.
4.5	2001 Third Amended and Restated Investor Rights Agreement dated as of January 4, 2001, among the Registrant and the security holders party thereto. Incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.
*5.1	Opinion of Stoel Rives LLP.
23.1	Consent of KPMG LLP; see page II-7.
*23.2	Consent of Stoel Rives LLP (included in Exhibit 5.1).
23.3	Consent of Deloitte & Touche LLP; see page II-8.
23.4	Consent of Arthur Andersen LLP; see page II-9.

*
previously filed

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QuickLinks

TABLE OF CONTENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
SELLING SECURITY HOLDERS
PURCHASES BY SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SERIES 1 CONVERTIBLE PREFERRED STOCK
DESCRIPTION OF WARRANTS
EXPERTS
LEGAL MATTERS
RECENT DEVELOPMENTS